Exhibit 99.6

January 12, 2009

Dear Fellow Orthofix Shareholder:

SUPPORT OUR EFFORTS TO CALL A SPECIAL MEETING OF ORTHOFIX SHAREHOLDERS

RCG Starboard Advisors, LLC, a subsidiary of Ramius LLC, together with their respective affiliates (the “Ramius Group”), is seeking your support to call a Special General Meeting of Shareholders (the “Meeting”) of Orthofix to elect four new, highly qualified individuals -- J. Michael Egan, Peter Feld, Steven J. Lee and Charles T. Orsatti (the “Nominees”) -- to replace four current members of Orthofix’s ten-member Board.  The Nominees are independent from Orthofix and possess the fortitude, skill set, and experience, to maximize value for all Orthofix shareholders. We believe this change is essential now to preserve and enhance the value of the shareholders’ investment in Orthofix. We believe the current Board of Directors (“Board”) has failed spectacularly in its oversight of Orthofix and we have serious concerns regarding the future performance and financial stability of the Company under its direction.

As significant shareholders who currently own approximately 5.1% of the Company’s outstanding shares, the Ramius Group’s interest to preserve and enhance shareholder value is fully aligned with fellow shareholders.

PROMPT, DECISIVE ACTION IS REQUIRED IMMEDIATELY TO ENSURE THE FUTURE SUCCESS OF ORTHOFIX

Orthofix is at a critical juncture.  We believe it is critical for shareholders to support our proposal to call the Meeting as opposed to waiting to act at the annual meeting, which may not be held for several months.  Due to the ill-conceived and poorly executed acquisition of Blackstone Medical (“Blackstone”) in 2006, the Company faces significant operating losses from Blackstone and a highly-levered balance sheet with debt covenants that begin to tighten in late 2009.  In order to remain in compliance with these covenants, the Company must significantly improve EBITDA or make substantial debt repayments.  If immediate action is not taken and the Company continues to generate substantial losses at Blackstone, it is possible that Orthofix may breach a covenant, which could cause further damage to the Company.

ORTHOFIX’S CAPITAL STRUCTURE IS PRECARIOUS AND INACTION COULD RESULT IN FURTHER DAMAGE TO THE COMPANY

In October 2008, the Company was forced to seek an amendment to the terms of its credit facility due to probable non-compliance with the Debt / Last Twelve Month EBITDA covenant (“EBITDA covenant”).  As a result of the amendment, the interest rate increased from LIBOR +175 basis points to LIBOR +450 basis points.  We estimate that this increase in interest rate will cost the Company an additional $8 million per year in addition to the one-time amendment fee of $1.5 million.

It is important to recognize that this amendment only provides covenant leniency for a short time.  Beginning in the third quarter of 2009, the EBITDA covenant begins to tighten from the current level of 4.0x Debt / EBITDA down to 2.5x Debt / EBITDA in the third quarter of 2010 and beyond.  The current Debt / EBITDA ratio as of the third quarter of 2008 was 3.6x.  In order for Orthofix to remain in compliance with the EBITDA covenant, the Company must significantly improve EBITDA or reduce debt well beyond the recently announced debt repayment of $10 million.

THE ANNOUNCED RESTRUCTURING INITIATIVES AT BLACKSTONE ARE WHOLLY INADEQUATE AND A SALE OF BLACKSTONE SHOULD BE EXPLORED PRIOR TO FURTHER INTEGRATION INTO ORTHOFIX

We do not believe that the recently announced initiatives to restructure Blackstone at a cost of $4.2 million in order to save $5 million per year beginning in 2011 come anywhere close to being adequate to reverse the negative trends in operating performance.  These initiatives at Blackstone call for further integration of that business into the core businesses of Orthofix which could make it more difficult to separate if Blackstone is sold.  Before spending significant cash and resources to integrate this troubled business into the core businesses, we believe it makes sense to first explore options to sell Blackstone.  However, management and the Board appear committed to these actions which, we believe, will make it more difficult to sell Blackstone as a separate business.  We believe it is prudent for shareholders to act now to help us call the Meeting before Orthofix takes further steps to integrate Blackstone into the core businesses.

WE BELIEVE ORTHOFIX SHOULD IMMEDIATELY EXPLORE AND EXECUTE A SALE OR DISPOSITION OF BLACKSTONE AT THE HIGHEST POSSIBLE PRICE

A sale of Blackstone and a reduction in corporate overhead expenses, which have nearly doubled since the acquisition of Blackstone, will position Orthofix to remain in compliance with its debt covenants, to begin repaying the debt, and to significantly improve shareholder value.  Given the Company’s depressed share price, we believe it is unacceptable for management and the Board to explore other, highly dilutive financing options such as equity or convertible offerings to address the leverage issue when other non-dilutive options, such as a sale of Blackstone, are available.

By exploring and executing a sale of Blackstone at the most favorable price possible and reducing corporate overhead, Orthofix could reduce debt, improve consolidated EBITDA and Free Cash Flow, significantly reduce the risk of a covenant default, and position the Company for future success.

RAMIUS NEEDS YOUR SUPPORT TO CALL A SPECIAL MEETING TO GIVE YOU THE OPPORTUNITY TO ELECT SKILLED DIRECTORS COMMITTED TO MAXIMIZING SHAREHOLDER VALUE

Under the supervision of the current Board, Orthofix has significantly underperformed.  The Company faces substantial challenges for 2009 and beyond in large part due to the actions the current Board has taken over the last several years. A vast majority of the current Directors were on the Board prior to the acquisition of Blackstone.  The current Board voted to approve the Blackstone deal, approve the operating plan, approve the incurrence of $300 million in debt to fund the acquisition, and have recently approved the announced restructuring initiatives, which we believe fall well short of the actions that are necessary to remedy the situation.  Ask yourself if these are the Directors you want representing you?

As shareholders, we do not believe you should count on the same individuals who put the Company in this position to remedy the situation.  It is critical for the Company to be governed by a Board that has fresh perspectives and new ideas on how to create value for shareholders.  Ramius’ Nominees are well-qualified and eager to contribute to the future success of Orthofix. Despite what the Company may tell you, time is of the essence.  The additional costs to the Company and to the Ramius Group related to the Meeting pale in comparison to the benefits that could accrue to shareholders if the appropriate actions are taken to ensure the long-term health and prosperity of Orthofix.  If elected, the Nominees would be supportive of actions to explore a potential sale of Blackstone, explore opportunities to reduce costs, and explore any other value enhancing alternatives that may be available.  The Nominees, if elected, would work constructively with the remaining members of the Board to maximize value for all shareholders.

WE URGE SHAREHOLDERS TO ACT NOW!  COMPLETE AND RETURN THE WHITE REQUEST CARD TODAY

Remember, your support to call the Meeting in no way commits you to vote to remove and replace the four current Orthofix Directors with our Nominees.  If we are successful in calling the Meeting, we look forward to sharing additional insight and analysis with you when we file our proxy materials for the Meeting.

Please do not sign any BLUE revocation cards from the Company, and please DISCARD them. If you have already signed the Company’s card, you may revoke it by delivering a later-dated WHITE request card in the enclosed postage-paid envelope or voting by telephone or the Internet as described on the enclosed WHITE request card. Only your latest dated, executed vote counts.

For additional information, we would refer you to our previously disclosed letter to shareholders dated December 3, 2008, which is available through EDGAR at www.sec.gov.  A copy of the letter, as well as more information about this process, is available at www.ShareholdersForOrthofix.com.

We thank you for your support.

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Partner, Ramius LLC

WE URGE YOU TO SIGN AND RETURN YOUR WHITE MEETING REQUEST CARD TODAY.

IF YOU HAVE ANY QUESTIONS ABOUT THE MEETING REQUEST,

PLEASE CONTACT THE FIRM ASSISTING US IN THIS SOLICITATION:

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